UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO §240.13d-2(a)

(Amendment No.            )

China Aoxing Pharmaceutical Company, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

16937H106

(CUSIP Number)

Zhenjiang Yue, Chairman

China Aoxing Pharmaceutical Company, Inc.

444 Washington Blvd., Unit 2424, Jersey City, NJ 07310

(201) 420-1075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 16937H106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS American Oriental Bioengineering, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,000,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 30,000,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON CO

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”) of China Aoxing Pharmaceutical Company, Inc., a Florida corporation, (the “Issuer”). The Issuer’s principal executive office is located at 444 Washington Blvd., Unit 2424, Jersey City, NJ 07310.

Item 2.	Identity and Background.

This Schedule 13D is filed by American Oriental Bioengineering, Inc., a corporation organized under the laws of the State of Nevada (the “Reporting Person”). The Reporting Person’s principal business address and principal executive office is located at No. 4018, Jintian Road, Anlian Plaza, 12 F Suite B02, Futian District, Shenzhen, PRC 518026.

American Oriental Bioengineering, Inc. is a marketer, distributor and manufacturer of pharmaceutical and healthcare products in China.

During the past five years, neither American Oriental Bioengineering, Inc., nor, to the knowledge of American Oriental Bioengineering, Inc., has any officer, director or control person of American Oriental Bioengineering, Inc., been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither American Oriental Bioengineering, Inc., nor, to the knowledge of American Oriental Bioengineering, Inc., has any officer, director or control person of American Oriental Bioengineering, Inc., been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

American Oriental Bioengineering, Inc. (“AOB”) and China Aoxing Pharmaceutical Company, Inc. (the “Issuer”) entered into a Joint Strategic Alliance and Securities Purchase Agreement (the “Agreement”), dated as of April 15, 2008. Pursuant to the terms of the Agreement, AOB purchased thirty million (30,000,000) shares of common stock, $.001 par value (“Common Stock”), for a total of eighteen million U.S. dollars ($18,000,000) at a purchase price of $0.60 per share (the “Shares”). The source of the funds used by AOB was AOB’s working capital.

The net proceeds of the sale of the Shares were used by the Issuer for the Issuer’s acquisition of Shijiazhuang Lerentang Pharmaceutical Company Limited, a pharmaceutical company organized under the People’s Republic of China, and will be used for new product development, marketing of existing products, and for other working capital requirements.

Item 4.	Purpose of Transaction.

AOB and the Issuer entered into the Agreement in order to create a strategic alliance with respect to the development of certain product programs in the narcotic drug and pain medicine business.

Pursuant to the terms of the Agreement, certain of the stockholders of the Issuer will place in escrow 3,000,000 shares of the Issuer’s Common Stock owned by them, accompanied by stock powers duly endorsed in blank, with such shares to be delivered to AOB in the event that Issuer fails to satisfy certain financial milestones to be mutually agreed to by AOB and Issuer. In addition, the Issuer has granted AOB certain rights of first refusal and preemptive rights, with respect to the Issuer’s securities.

Page 4 of 6 Pages

AOB shall have the right to designate one member to the Issuer’s Board of Directors, and the Issuer has agreed to appoint such person to its Board of Directors promptly upon request and take whatever action may be necessary for such designee to remain on Issuer’s Board of Directors for as long as requested by AOB. The Issuer has agreed to change the Board of Directors composition to comprise of two dependent directors including the person designated by AOB. The Issuer has also agreed to propose AOB’s nominee in the slate of directors to be presented to Issuer’s stockholders at any annual meeting of stockholders.

The Reporting Person does not have any plans or proposals which relate to or would result in:

a.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

b.	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

c.	any material change in the present capitalization or dividend policy of the Issuer;

d.	any other material change in the Issuer’s business or corporate structure;

e.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

f.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

g.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

h.	any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) American Oriental Bioengineering, Inc. is the beneficial owner of an aggregate of 30,000,000 shares of Common Stock of China Aoxing Pharmaceutical Company, Inc., representing approximately 38.1% of the total issued and outstanding shares of Common Stock as of April 15, 2008.

(b) American Oriental Bioengineering, Inc. has sole power to vote or direct the vote of 30,000,000 shares of Common Stock and the sole power to dispose or direct the disposition of 30,000,000 shares of Common Stock.

(c) During the past 60 days, American Oriental Bioengineering, Inc. has not effected any transactions relating to the Common Stock of China Aoxing Pharmaceutical Company, Inc.

(d) To the knowledge of American Oriental Bioengineering, Inc., other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by it.

(e) Not applicable.

Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

(1) Joint Strategic Alliance and Securities Purchase Agreement, dated as of April 15, 2008 (filed herewith as Exhibit 10.1).

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2008	American Oriental Bioengineering, Inc.

	By:	/s/ Tony Liu
	Name:	Tony Liu
	Title:	Chief Executive Officer and Chairman of the
Board of Directors